Act: 1934
Section: 13A
Rule:
Public
Availability: 12/5/2007


07085513

NO ACT DC
PE
12-4-07

December 5, 2007

RECD S.E.C.
DEC 0 5 2007
1086

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Genesee Corporation
Incoming letter dated December 4, 2007

Based on the facts presented, the Division will not object if Genesee does not file future periodic reports under Section 13(a) of the Securities Exchange Act of 1934, beginning with its quarterly report on Form 10-Q for the quarter ended October 27, 2007. In reaching this position, we particularly note the following:

- Genesee's stockholders approved and adopted the Plan of Liquidation and Dissolution;
- Genesee will file reports on Form 8-K to disclose any material events relating to its winding up and dissolution, including the amounts of any liquidation distributions, payments and expenses;
- Genesee will file a final report on Form 8-K at the time the dissolution is complete;
- Genesee is current in its reporting obligations under the Exchange Act;
- Genesee filed its Certificate of Dissolution with the State of New York and the effective date of the dissolution was August 16, 2006;
- There is no trading in Genesee's securities; and
- Genesee's transfer agent has closed Genesee's stock transfer books and discontinued recording transfers of Genesee's stock.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusions on the questions presented.

Sincerely,

Tamara M. Brightwell

Tamara M. Brightwell
Senior Special Counsel



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 5, 2007

Mail Stop 3010

Justin Doyle
Nixon Peabody LLP
Attorneys at Law
Clinton Square
P.O. Box 31051
Rochester, New York 14603-1051

RE: Genesee Corporation

Dear Mr. Doyle:

In regard to your letter of December 4, 2007, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,



Jonathan A. Ingram, Deputy
Office of Chief Counsel

NIXON PEABODY LLP
ATTORNEYS AT LAW

Clinton Square
P.O. Box 31051
Rochester, New York 14603-1051
(585) 263-1000
Fax: (585) 263-1600
Direct Dial: (585) 263-1359
Direct Fax: (866) 947-0917
E-Mail: jdoyle@nixonpeabody.com

December 4, 2007

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Securities Exchange Act of 1934
§§ 13(a),12(g) and Rule 12g-4
SEC Release No. 34-9660

Re: Genesee Corporation
Commission File No.: 0-1653

Dear Sir or Madam:

We represent Genesee Corporation, a New York corporation (the "Company"), whose Class B (non-voting) common stock is registered under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). This letter replaces the Company's request for relief dated September 5, 2007.

The Company requests that the Staff of the Securities and Exchange Commission ("the "Staff") grant it relief from any further reporting requirements under Section 13(a) of the Exchange Act, commencing with relief from having to file its Form 10-Q for the period ended October 27, 2007, provided that the Company undertakes to disclose any material developments relating to the liquidation and dissolution of the Company on a Current Report on Form 8-K.

10810186.4

FACTUAL BACKGROUND

The Company was incorporated in 1932 under the laws of the State of New York. Until 1986, the Company was known as The Genesee Brewing Company, Inc. and was engaged solely in the production and sale of malt beverages. In the mid-1980s the Company restructured to become a holding company, changed its name and diversified its business to add dry food processing and packaging, equipment leasing and real estate investment, but brewing remained by far its most substantial business. Over the next fifteen years the brewing industry experienced intense competition and substantial consolidation, and several times during this period the Company attempted, without success, to divest its brewing business.

Throughout the years, the Company kept its shareholders and the investing public apprised of the mounting pressures on its brewing business via news releases and Exchange Act reports. This culminated in its Form 10-K for the fiscal year ended May 1, 1999, in which the Company disclosed that it was evaluating strategic alternatives for its brewing business. In Form 8-Ks filed on December 16, 1999, May 2, 2000 and August 30, 2000, the Company disclosed that it had reached an agreement to sell its brewing operations to a strategic buyer, then that the agreement had been terminated, and then that an agreement had been reached to sell the brewing business in a management buyout and that the Company would seek shareholder approval to dissolve and liquidate.

On October 19, 2000, the Company's Class A shareholders approved the liquidation and dissolution of the Company, and since then the Company has been engaged in winding up its affairs. The Company proceeded, in a series of transactions, to divest its operating assets, and kept shareholders and the investing public closely informed of its progress via Exchange Act reports and news releases.

The Company filed its Certificate of Dissolution with the State of New York on August 16, 2006 and it became effective on that date.

For several years the Company has not been engaged in any business activities except those necessary for the purpose of preserving the value of the Company's assets, winding up the Company's affairs, paying its creditors and making distributions to its shareholders. The Company has disposed of all its operating assets and has sought to minimize its administrative expenses as it winds up its affairs. It is not being actively managed other than for the purpose of winding up its affairs. The Company has no employees, one director and has engaged a single independent contractor to serve as its only officer for the purpose of winding up the Company's business. The sole director is paid a retainer of $500 per month and the officer is compensated at the rate of $150 per hour. Subject to the availability of funds, the Company intends to award a $10,000 bonus to its officer upon completion of the winding up of the Company.

The Company has made nine liquidating distributions to holders of its Class A and Class B common stock totaling $69,441,000, or $41.48 per share of common stock, as follows.

Date Paid	Amount Distributed	Amount Per Share
March 1, 2001	$12,557,000	$ 7.50
November 1, 2001	21,763,000	13.00
May 17, 2002	8,370,000	5.00
August 26, 2002	8,370,000	5.00
October 11, 2002	5,023,000	3.00
March 17, 2003	4,185,000	2.50
April 28, 2003	2,511,000	1.50
June 18, 2004	2,511,000	1.50
August 28, 2007	4,151,000	2.48
Total	$69,441,000	$41.48

On August 3, 2007 the Company announced that it would pay its final liquidating distribution on August 28, 2007 to shareholders of record on August 20, 2007 and disclosed this in a Form 8-K filed August 3, 2007. The Company made its final liquidating distribution to its shareholders on August 28, 2007. As of October 27, 2007 (unaudited), the Company had total assets of approximately $70,000, consisting of cash and a note receivable, and accrued liabilities of approximately $19,000. The Company's remaining net assets will be expended primarily on administrative expenses, including officer and director compensation, and professional fees incurred to wind up the Company's affairs.

The Company has two classes of stock, Class A and Class B common stock, which have identical rights and privileges, except that the Class B stock carries no voting rights, except as required by law. There are outstanding 209,885 shares of Class A common stock and 1,464,201 shares of Class B common stock. There are 82 and 789 record holders, respectively, of the Company's Class A and B common stock. The Company's reporting obligations under the Exchange Act derive from the registration of its Class B common stock under Section 12(g) of the Exchange Act. The Company has not registered any transactions under the Securities Act of 1933, as amended, and its Class A common stock has not been registered under Section 12 of the Exchange Act.

In December of 2003 the Company's Class B common stock was delisted from the Nasdaq National Market System and its stock transfer books for both classes of stock were closed. Thereafter, the Company's Class A and B common stock traded sporadically on the OTC Bulletin Board ("OTCBB"). On August 16, 2007, in response to the Company's notice to NASDAQ that it would be paying its final liquidating distribution, NASDAQ removed both classes of stock from trading on the OTCBB. According to published trading reports, the monthly trading volume in the Class A common stock over the last five calendar months has been zero shares in June, 700 shares in July, 4,664 shares in August and zero shares in each of September, October, November and December (to date). According to published trading reports, the monthly trading volume in the Class B common stock over the last five calendar months has been 4,904 shares in June, 4,107 shares in July, 1,087 shares in August and zero shares in each of September, October, November and December (to date). Subsequent to August 15, 2007 there have been no quotations for the Company's Class A and B common stock posted on the OTCBB. Copies of pertinent published trading activity reports are attached as Exhibit A to this letter. There are currently no market makers for either the Class A or B common stock and neither class of stock trades in the "pink sheets." The criteria for publishing quotations for the Company's securities on the OTCBB make it unlikely that trading in the Company's securities on the OTCBB will resume. The Company has been advised by the NASDAQ staff that it is unlikely that a resumption in trading of the Company's common stock would be approved, in view of the fact that the Company is no longer in business.

DISCUSSION

Pursuant to Rule 12g-4(a) promulgated under the Exchange Act, a reporting company may terminate its registration under Section 12(g) of the Exchange Act if (1) it has less than 300 record holders of a registered class of securities, or (2) if it has less than 500 record holders of a registered class of securities and has had net assets valued at not more than $10 million at the end of each of its preceding three (3) fiscal years. Due to the number of record holders of the Company's Class B common stock, the Company is not currently eligible to file a Form 15 to terminate the registration of its Class B common stock under Section 12(g) of the Exchange Act.

Under New York law, a dissolved corporation may carry on no business other than the winding up of its business but may continue to function for that purpose for an indefinite period. New York Business Corporation Law §§ 1005, 1006.

The Commission has stated that it may grant, and has granted in a number of instances, relief from Section 13(a) reporting requirements to registrants who have ceased or substantially curtailed operations. Registrants seeking such relief must demonstrate to the Commission's satisfaction that such relief is "not inconsistent with the protection of investors" and that full compliance with reporting requirements "would entail unreasonable effort or expense." The Commission found that:

> "an unreasonable effort or expense would result if the benefits which might be derived by the stockholders of the issuer from the filing of the information are outweighed significantly by the costs to the issuer of obtaining the information. For example, where a company has ceased or severely curtailed its operations it might be unreasonable to require it to undergo the expense of obtaining the opinion of an independent auditor on its financial statements." Exchange Act Release No. 9660 (June 30, 1972).

In determining whether suspension of a particular issuer's reporting requirements is consistent with the protection of investors, the Release notes that "the Commission will consider the nature and extent of the trading in the securities of the issuer."

The Commission Staff has taken the position that it will grant relief from any further reporting requirements under Section 13(a) of the Exchange Act provided that the issuer is otherwise current in its Exchange Act reporting obligations, provided that the issuer undertakes to disclose material developments relating to its liquidation and dissolution on a Current Report on Form 8-K. See, *e.g.* Cygnus, Inc. (March 27, 2006); JG Industries, Inc. (June 18, 2001); Secom General Corporation (March 21, 2001); and Ross Technology, Inc. (March 30, 1999).

We believe that the Company meets the criteria set forth in Release No. 34-9660 for granting relief from the reporting requirements of the Exchange Act, and that, in view of the circumstances, the modification of the Company's reporting obligations being requested is consistent with the protection of investors. The Company has not only "severely curtailed its operations," it has ceased operations. No public market for its securities exists and its securities have no further value. Under these circumstances, compliance with the periodic reporting requirements of the Exchange Act would pose a substantial burden on the Company with no offsetting benefit to shareholders or to any trading market. Continued compliance with the Exchange Act reporting requirements would require it to incur the expense of internal administration, estimated to cost at least $60,000 per year, and of audited financial statements and legal services, estimated to cost at least $50,000 per year, without any offsetting benefit. There will be no further dividends or liquidating distribution paid to the Company's shareholders, there is no public trading in the Company's securities, and hence no benefit to shareholders will result from continued compliance with the Exchange Act's reporting requirements.

On July 26, 2007, the Company filed its Annual Report on Form 10-K for the fiscal year ended April 28, 2007, which contained audited financial statements prepared on the liquidation basis of accounting, and filed a Current Report on Form 8-K on August 3, 2007. The Company filed its Form 10-Q for the period ended July 28, 2007 on September 6, 2007 and filed a Current Report on Form 8-K on September 28, 2007 disclosing payment of its final liquidating distribution. The Company is current in its Exchange Act reporting obligations. The Company will undertake to file Form 15 upon becoming eligible to do so.

Based upon the foregoing, the Company requests that the Staff grant it relief from any further reporting obligations under Section 13(a) of the Exchange Act, commencing with relief from having to file its Form 10-Q for the period ended October 27, 2007, provided that the Company undertakes to disclose any material developments relating to the liquidation and dissolution of the Company, including any additional liquidating distributions, any material payments or expenses associated with the winding up and dissolution of the Company, and the final dissolution of the Company, on a Current Report on Form 8-K so long as its registration under Section 12(g) of the Exchange Act remains in effect.

In accordance with Footnote 68 of Securities Act Release 33-7427 (July 1, 1997), this request is being transmitted by e-mail. If you have any further questions or require additional information, or if you are not inclined to act favorably on this request, please call the undersigned at 585-263-1359 to discuss possible alternatives.

Sincerely,



Justin P. Doyle

JPD/mak
Attach.

cc: T. Brightwell,
Division of Corporation Finance

OTC Bulletin Board®

Daily Trade and Quote Summary Report

GENBA - GENESEE CORP CL A — *June 2007*

DATE	BID			ASK			PRICE			
	HIGH	LOW	CLOSE	HIGH	LOW	CLOSE	HIGH	LOW	CLOSE	VOLUME
06/01/2007	1.95	1.95	1.95	2.2	2.2	2.2	0	0	0	0
06/04/2007	1.95	1.95	1.95	2.2	2.2	2.2	0	0	0	0
06/05/2007	1.95	1.95	1.95	2.2	2.2	2.2	0	0	0	0
06/06/2007	1.95	1.95	1.95	2.2	2.2	2.2	0	0	0	0
06/07/2007	1.95	1.95	1.95	2.2	2.2	2.2	0	0	0	0
06/08/2007	1.95	1.95	1.95	2.2	2.2	2.2	0	0	0	0
06/11/2007	1.95	1.95	1.95	2.2	2.2	2.2	0	0	0	0
06/12/2007	1.95	1.95	1.95	2.2	2.2	2.2	0	0	0	0
06/13/2007	1.95	1.95	1.95	2.2	2.2	2.2	0	0	0	0
06/14/2007	1.95	1.95	1.95	2.2	2.2	2.2	0	0	0	0
06/15/2007	1.95	1.95	1.95	2.2	2.2	2.2	0	0	0	0
06/18/2007	1.95	1.95	1.95	2.2	2.2	2.2	0	0	0	0
06/19/2007	1.95	1.95	1.95	2.2	2.2	2.2	0	0	0	0
06/20/2007	1.95	1.95	1.95	2.2	2.2	2.2	0	0	0	0
06/21/2007	1.95	1.95	1.95	2.2	2.2	2.2	0	0	0	0
06/22/2007	1.95	1.95	1.95	2.2	2.2	2.2	0	0	0	0
06/25/2007	1.95	1.95	1.95	2.2	2.2	2.2	0	0	0	0
06/26/2007	1.95	1.95	1.95	2.2	2.2	2.2	0	0	0	0
06/27/2007	1.95	1.95	1.95	2.2	2.2	2.2	0	0	0	0
06/28/2007	1.95	1.95	1.95	2.2	2.2	2.2	0	0	0	0
06/29/2007	1.95	1.95	1.95	2.2	2.2	2.2	0	0	0	0

OTC Bulletin Board®

Daily Trade and Quote Summary Report

GENBA - GENESEE CORP CL A — ***July 2007***

DATE	BID			ASK			PRICE			VOLUME
	HIGH	LOW	CLOSE	HIGH	LOW	CLOSE	HIGH	LOW	CLOSE	
07/02/2007	1.95	1.95	1.95	2.2	2.2	2.2	0	0	0	0
07/03/2007	1.95	1.95	1.95	2.2	2.2	2.2	0	0	0	0
07/05/2007	1.95	1.95	1.95	2.2	2.2	2.2	0	0	0	0
07/06/2007	1.95	1.95	1.95	2.2	2.2	2.2	0	0	0	0
07/09/2007	1.95	1.95	1.95	2.2	2.2	2.2	-	-	-	0
07/10/2007	1.95	1.95	1.95	2.2	2.2	2.2	0	0	0	0
07/11/2007	1.95	1.95	1.95	2.2	2.2	2.2	0	0	0	0
07/12/2007	1.95	1.85	1.85	2.2	2.2	2.2	1.95	1.95	1.95	200
07/13/2007	1.85	1.85	1.85	2.2	2.2	2.2	0	0	0	0
07/16/2007	1.85	1.85	1.85	2.2	2.2	2.2	0	0	0	0
07/17/2007	1.85	1.85	1.85	2.2	2.2	2.2	0	0	0	0
07/18/2007	1.85	1.85	1.85	2.2	2.2	2.2	0	0	0	0
07/19/2007	1.85	1.85	1.85	2.2	2.2	2.2	0	0	0	0
07/20/2007	1.85	1.85	1.85	2.2	2.2	2.2	0	0	0	0
07/23/2007	1.85	1.85	1.85	2.2	2.2	2.2	0	0	0	0
07/24/2007	1.85	1.85	1.85	2.2	2.2	2.2	0	0	0	0
07/25/2007	1.85	1.85	1.85	2.2	2.2	2.2	0	0	0	0
07/26/2007	1.85	1.85	1.85	2.2	2.2	2.2	0	0	0	0
07/27/2007	2.4	1.85	2.4	2.5	2.5	2.5	2.5	2.5	2.5	500
07/30/2007	2.4	2.4	2.4	2.5	2.5	2.5	0	0	0	0
07/31/2007	2.41	1.85	2.41	2.5	2.5	2.5	0	0	0	0

Source: www.OTCBB.com Trading Activity Reports (301) 978-8265

OTC Bulletin Board®

Daily Trade and Quote Summary Report

GENBA - GENESEE CORP CL A — *August 2007*

DATE	BID HIGH	BID LOW	BID CLOSE	ASK HIGH	ASK LOW	ASK CLOSE	PRICE HIGH	PRICE LOW	PRICE CLOSE	VOLUME
08/01/2007	2.41	2.41	2.41	2.5	2.5	2.5	0	0	0	0
08/02/2007	2.41	2.41	2.41	2.5	2.5	2.5	0	0	0	0
08/03/2007	2.42	2.41	2.42	2.5	2.5	2.5	0	0	0	0
08/06/2007	2.42	2.42	2.42	2.5	2.5	2.5	0	0	0	0
08/07/2007	2.43	2.42	2.43	2.5	2.5	2.5	0	0	0	0
08/08/2007	2.43	2.43	2.43	2.5	2.5	2.5	0	0	0	0
08/09/2007	2.43	2.43	2.43	2.5	2.5	2.5	0	0	0	0
08/10/2007	2.43	2.43	2.43	2.5	2.5	2.5	0	0	0	0
08/13/2007	2.43	1.85	1.85	2.5	2.5	2.5	-	-	-	0
08/14/2007	2.15	1.85	2.15	2.5	2.1	2.5	2.1	1.85	2.1	1,664
08/15/2007	2.45	1.75	2.45	2.8	2.43	2.8	2.5	2.4	2.5	3,000

Source: www.OTCBB.com Trading Activity Reports (301) 978-8263

OTC Bulletin Board®

Daily Trade and Quote Summary Report

GENBB - GENESEE CP B — ***June 2007***

DATE	BID			ASK			PRICE			VOLUME
	HIGH	LOW	CLOSE	HIGH	LOW	CLOSE	HIGH	LOW	CLOSE	
06/01/2007	2.1	2.05	2.1	2.2	2.2	2.2	0	0	0	0
06/04/2007	2.1	2.05	2.1	2.2	2.2	2.2	0	0	0	0
06/05/2007	2.1	2.05	2.1	2.2	2.2	2.2	0	0	0	0
06/06/2007	2.1	2	2.1	2.2	2.2	2.2	0	0	0	0
06/07/2007	2.1	2.1	2.1	2.2	2.2	2.2	0	0	0	0
06/08/2007	2.1	2.1	2.1	2.2	2.2	2.2	0	0	0	0
06/11/2007	2.1	2.1	2.1	2.2	2.2	2.2	0	0	0	0
06/12/2007	2.1	2.1	2.1	2.2	2.2	2.2	2.1	2.1	2.1	104
06/13/2007	2.1	2.1	2.1	2.2	2.2	2.2	0	0	0	0
06/14/2007	2.1	2.1	2.1	2.2	2.2	2.2	0	0	0	0
06/15/2007	2.1	2.1	2.1	2.2	2.2	2.2	0	0	0	0
06/18/2007	2.1	2.1	2.1	2.2	2.2	2.2	0	0	0	0
06/19/2007	2.1	2.1	2.1	2.2	2.2	2.2	0	0	0	0
06/20/2007	2.1	2.1	2.1	2.2	2.2	2.2	0	0	0	0
06/21/2007	2.1	2.1	2.1	2.2	2.2	2.2	0	0	0	0
06/22/2007	2.1	2.1	2.1	2.2	2.2	2.2	0	0	0	0
06/25/2007	2.1	2.1	2.1	2.2	2.2	2.2	0	0	0	0
06/26/2007	2.1	2.1	2.1	2.2	2.2	2.2	0	0	0	0
06/27/2007	2.1	2.1	2.1	2.2	2.2	2.2	0	0	0	0
06/28/2007	2.1	2.1	2.1	2.2	2.15	2.2	2.1	2.1	2.1	4,800
06/29/2007	2.1	2.1	2.1	2.2	2.2	2.2	0	0	0	0

Source: www.OTCBB.com Trading Activity Reports (301) 978-8263

OTC Bulletin Board®

Daily Trade and Quote Summary Report

GENBB - GENESEE CP B *July 2007*

DATE	BID			ASK			PRICE			VOLUME
	HIGH	LOW	CLOSE	HIGH	LOW	CLOSE	HIGH	LOW	CLOSE	
07/02/2007	2.1	2.1	2.1	2.2	2.2	2.2	2.1	2.1	2.1	100
07/03/2007	2.1	2.1	2.1	2.2	2.2	2.2	0	0	0	0
07/05/2007	2.1	2.1	2.1	2.2	2.2	2.2	0	0	0	0
07/06/2007	2.1	2.1	2.1	2.2	2.2	2.2	0	0	0	0
07/09/2007	2.1	2.1	2.1	2.2	2.2	2.2	-	-	-	0
07/10/2007	2.1	2.1	2.1	2.2	2.2	2.2	0	0	0	0
07/11/2007	2.1	2.1	2.1	2.2	2.2	2.2	0	0	0	0
07/12/2007	2.1	2.1	2.1	2.2	2.2	2.2	2.1	2.1	2.1	1,000
07/13/2007	2.1	2.1	2.1	2.2	2.2	2.2	0	0	0	0
07/16/2007	2.1	2.1	2.1	2.2	2.2	2.2	0	0	0	0
07/17/2007	2.1	2.1	2.1	2.2	2.2	2.2	0	0	0	0
07/18/2007	2.1	2.1	2.1	2.2	2.2	2.2	0	0	0	0
07/19/2007	2.1	2.1	2.1	2.2	2.2	2.2	0	0	0	0
07/20/2007	2.1	2.1	2.1	2.2	2.2	2.2	0	0	0	0
07/23/2007	2.1	2.1	2.1	2.2	2.2	2.2	0	0	0	0
07/24/2007	2.1	2.1	2.1	2.2	2.2	2.2	2.1	2.1	2.1	432
07/25/2007	2.1	2.1	2.1	2.2	2.2	2.2	2.1	2.1	2.1	500
07/26/2007	2.1	2.1	2.1	2.2	2.2	2.2	0	0	0	0
07/27/2007	2.4	2.2	2.4	3	2.25	2.99	2.5	2.25	2.45	2,075
07/30/2007	2.4	2.4	2.4	3	2.65	2.65	0	0	0	0
07/31/2007	2.41	1.65	2.41	3	2.99	2.99	0	0	0	0

Source: www.OTCBB.com Trading Activity Reports (301) 978-8263

OTC Bulletin Board®

Daily Trade and Quote Summary Report

GENBB - GENESEE CP B — ***August 2007***

DATE	BID HIGH	BID LOW	BID CLOSE	ASK HIGH	ASK LOW	ASK CLOSE	PRICE HIGH	PRICE LOW	PRICE CLOSE	VOLUME
08/01/2007	2.41	2.41	2.41	3	2.9	2.9	0	0	0	0
08/02/2007	2.41	2.41	2.41	3	2.97	2.97	0	0	0	0
08/03/2007	2.42	2.41	2.42	3	2.97	2.97	2.41	2.41	2.41	600
08/06/2007	2.42	2.42	2.42	3	2.99	2.99	0	0	0	0
08/07/2007	2.43	2.42	2.43	3	2.99	2.99	0	0	0	0
08/08/2007	2.43	2.43	2.43	3	3	3	0	0	0	0
08/09/2007	2.43	2.43	2.43	3	2.75	2.75	2.43	2.43	2.43	487
08/10/2007	2.43	2.43	2.43	2.75	2.74	2.74	0	0	0	0
08/13/2007	2.43	1.65	1.65	2.75	2.74	2.74	-	-	-	0
08/14/2007	1.7	1.65	1.7	2.75	2.74	2.74	-	-	-	0
08/15/2007	2.45	1.7	2.45	2.75	2.5	2.5	2.43	2.43	2.43	100

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Detailed Quote for Genesee Corp. (GENBA)

$ 2.50 0.00 (0.00%) Volume: 0 12:15 PM EDT Aug 15, 2007


4.00
3.50
3.00
2.50
2.00
1.50
1.00
0.50
10am
12pm
2pm
December 3, 2007
© quotemedia.com
Today
5d
1m
3m
1y
more

Last Price	Change $	Change %	Tick
2.50	–	–	–
Bid	**Bid Size**	**Ask**	**Ask Size**
N/A	0	N/A	0
Open	**High**	**Low**	**Prev Close**
N/A	N/A	N/A	2.50
Last Trade	**Volume**	**52 Wk Hi**	**52 Wk Low**
8/15/07	0	2.50	1.66
Market Cap	**Ex-Div Date**	**Div Rate**	**Yield**
4.19 m	N/A	N/A	N/A
Shares	**EPS (TTM)**	**PE Ratio**	**Exchange**
1.67 m	N/A	N/A	OBB

http://www.quotemedia.com/results.php?qm_symbol=genba

12/4/2007

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Detailed Quote for Genesee Corp. (GENBB)

$ 2.43 0.00 (0.00%) Volume: 0 12:47 PM EDT Aug 15, 2007


4.00
3.50
3.00
2.50
2.00
1.50
1.00
0.50
10am
12pm
2pm
December 4, 2007
© quotemedia.com

Today 5d 1m 3m 1y more

Last Price	Change $	Change %	Tick
2.43	–	–	–
Bid	**Bid Size**	**Ask**	**Ask Size**
N/A	0	N/A	0
Open	**High**	**Low**	**Prev Close**
N/A	N/A	N/A	2.43
Last Trade	**Volume**	**52 Wk Hi**	**52 Wk Low**
8/15/07	0	2.99	1.55
Market Cap	**Ex-Div Date**	**Div Rate**	**Yield**
4.07 m	N/A	N/A	N/A
Shares	**EPS (TTM)**	**PE Ratio**	**Exchange**
1.67 m	N/A	N/A	OBB

http://www.quotemedia.com/results.php?qm_symbol=genbb 12/4/2007

END